Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

July 23, 2026

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)
BSE Limited (Stock Code: 500124)
New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Copies of newspaper advertisement regarding unaudited financial results for the quarter ended June 30, 2026

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the unaudited financial results of the Company for the quarter ended June 30, 2026, as published in Business standard and Andhra Prabha on July 23, 2026.

This is for your information and record.

Thanking you.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

Kumar Randhir Singh
Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 18:44:15 +05'30'

K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Encl: As above

ట్రైనీ ఐపీఎస్ కృష్ణారెడ్డికి హైకోర్టు షాక్

● అరెస్టు నుంచి రక్షణకు నిరాకరణ
● తదుపరి విచారణ 27కు వాయిదా

హైదరాబాద్, ఆంధ్రప్రభ: లైంగిక వేధింపుల ఆరోపణలతో అత్తాపూర్ పోలీస్ స్టేషన్‌లో నమోదైన కేసులో ట్రైనీ ఐపీఎస్ ములగాని ఉదయ్‌కృష్ణారెడ్డికి అరెస్టు నుంచి మధ్యంతర రక్షణ కల్పించేందుకు హైకోర్టు నిరాకరించింది. ఈ కేసుపై పోలీసులకు నోటీసులు జారీ చేసింది. పోలీసుల వివరణ కోరుతూ విచారణను ఈ నెల 27కు వాయిదా వేసింది. ఈ మేరకు జస్టిస్ జె. శ్రీనివాసరావు బుధవారం ఉత్తర్వులు జారీ చేశారు. తనపై నమోదైన ఎఫ్ఐఆర్‌ను కొట్టివేయాలని కోరుతూ ఉదయ్‌కృష్ణారెడ్డి హైకోర్టును ఆశ్రయించారు. పిటిషనర్ తరపు న్యాయవాది వాదనలు వినిపిస్తూ, ఆరోపణలను ధ్రువీకరించకుండానే పోలీసులు ఎఫ్ఐఆర్ నమోదు చేశారని, పిటిషన్‌పై విచారణ పూర్తయ్యే వరకు అరెస్టు చేయకుండా మధ్యంతర రక్షణ కల్పించాలని కోరారు. అయితే ఈ దశలో ముందుగా పోలీసుల వివరణ అవసరమని భావించిన న్యాయమూర్తి వారికి నోటీసులు జారీ చేశారు. అదే సమయంలో అరెస్టు చేయకుండా మధ్యంతర రక్షణ కల్పించాలన్న అభ్యర్థనను తిరస్కరించారు. తోటి ట్రైనీ ఐపీఎస్ అధికారిణి ఫిర్యాదు మేరకు పిటిషనర్‌పై కేసు నమోదు అయిన విషయం విదితమే.

ఉమెన్ సేఫ్టీ వింగ్‌కు కేసు బదిలీ

ట్రైనీ ఐపీఎస్ అధికారి ఉదయ్ కృష్ణారెడ్డి తోటి మహిళా ట్రైనీని వేధించినట్లు ఆరోపణలున్న కేసును ఉమెన్ సేఫ్టీ వింగ్‌కి బదిలీ చేస్తూ ఉత్తర్వులు జారీ చేశారు. తనపై ఆరోపణలతో మనస్తాపానికి గురైన కృష్ణారెడ్డి పరిమితికి మించి మద్యం సేవించాడు. ఎస్ఆర్ నగర్‌లోని ఓ ప్రైవేట్ ఆస్పత్రిలో చికిత్స పొందుతుండగానే.. ఈ పరిణామం సంభవించింది. ఈ క్రమంలో ఉన్నతాధికారుల నిర్ణయంతో తదుపరి దర్యాప్తును షీటీమ్స్‌కు అప్పగించారు. షీటీమ్స్ డీసీపీ లావణ్య నాయక్ జాదవ్ పర్యవేక్షణలో విచారణ చేయాలని నిర్ణయించారు. పోలీసులు సూసైడ్ నోట్, వాంగ్మూలం తదితర అంశాలపై లోతుగా విచారణ కొనసాగిస్తున్నారు. ఉదయ్ కృష్ణారెడ్డి వాంగ్మూలాన్ని పోలీసులు నమోదు చేయనున్నారు. కాగా బుధవారం ఉదయ్ కృష్ణారెడ్డి డిశ్చార్జ్ అయ్యారు. ఈ సమయంలో ఆస్పత్రి బయట వేచి ఉన్న మీడియా ఆయనతో మాట్లాడే ప్రయత్నం చేసింది. తనపై వచ్చిన వేధింపుల ఆరోపణలు, వివాదంపై మాట్లాడకుండానే అక్కడ్నుంచి మౌనంగా వెళ్ళిపోయారు.

పేరుకే నిషేధం.. యథేచ్ఛగా విక్రయం


HITWEED
COTTON HERBICIDE
HITWEED MAXX

● రాష్ట్రంలో విచ్చలవిడిగా గడ్డిమందు విక్రయాలు ● క్షేత్రస్థాయిలో కొరవడిన అధికారుల తనిఖీలు ● ఇప్పటికీ క్షణికావేశంలో గడ్డిమందు సేవించి ఆత్మహత్యాయత్నాలు ● పారాక్వాట్ దుష్ప్రభావంతో గుల్లబారుతున్న నేల సారం

హైదరాబాద్, ఆంధ్రప్రభ: రాష్ట్రంలో నిషేధిత గడ్డి మందు(పారాక్వాట్) విక్రయాలు యథేచ్ఛగా కొనసాగుతున్నాయి. వ్యవసాయంలో కలుపు మొక్కల నివారణ కోసం వినియోగించే ప్రమాదకర పారాక్వాట్ గడ్డి మందు విక్రయాలు, వినియోగంపై కేంద్ర, రాష్ట్ర ప్రభుత్వాలు నిషేధం విధించాయి. తెలంగాణతోపాటు దేశ వ్యాప్తంగా పారాక్వాట్ గడ్డిమందు అమ్మకాలు, వినియోగంపై నిషేధం కొనసాగుతోంది. ఇటీవల కాలంలో ప్రభుత్వం అత్యంత ప్రమాదకరమైన పారాక్వాట్ లాంటి గడ్డి మందుల అమ్మ కాలపై ఆంక్షలు విధించింది. వ్యవసాయ అధికారుల ప్రిస్క్రిప్షన్ ఉంటేనే అమ్మాలని, సరైన రిజిస్టర్లు నిర్వహించాలని స్పష్టమైన ఉత్తర్వులు కూడా ఇచ్చింది. ఆ నిషేధం క్షేత్రస్థాయిలో అమలు కావడం లేదన్న విమర్శలు వినిపిస్తున్నాయి. రాష్ట్ర వ్యాప్తంగా యథేచ్ఛగా విక్రయాలు కొనసాగుతున్నాయి.

కూలీల ఖర్చు తగ్గించుకునేందుకే..

చేనులో పిచ్చి గడ్డి పెరిగితే ఒకప్పుడు కూలీలను పెట్టి తీయించేవాళ్లు. ఆ ఖర్చు తగ్గించుకోవడానికి, సమయం ఆదా చేసుకోవడానికి జిల్లాలోని ప్రతీ ఊరిలోనూ గడ్డి మందు వాడకం బాగా పెరిగిపోయింది. ఈ బలహీనతనే ఆసరాగా చేసుకుని కొన్ని పురుగుల మందుల షాపుల యజమానులు, అక్రమ వ్యాపారులు నిబంధనలను బేఖాతరు చేస్తూ యథేచ్ఛగా నకిలీ, ప్రమాదకర గడ్డి మందులను రైతులకు అమ్ముతున్నారు. ప్రస్తుతం తెలంగాణలో అరకొరగా ఖరీఫ్ నాట్లు పడుతున్నాయి. దాదాపు 41లక్షల ఎకరాల్లో పత్తి విత్తనాలు నాటారు. పత్తి చేలు, వరి పొలం, ఇతర పంటల్లో గడ్డి, కలుపు నివారణకు ఇప్పటికీ రైతులు సులువుగా పారాక్వాట్ గడ్డిమందును కొనుగోలు చేసి వినియోగిస్తుండడం గమనార్హం. ఎరువుల దుకాణాల్లో ఇప్పటికీ ఈ మందులు విక్రయిస్తుండటం గమనార్హం. కుటుంబ కలహాలు, అప్పుల బాధలు, మానసిక ఒత్తిడి వంటి కారణాలతో కొందరు గడ్డి మందును తాగి ఆత్మహత్యలకు పాల్పడుతున్న ఘటనలు ఆందోళన కలిగిస్తున్నాయి. ఇటీవల సూర్యాపేట జిల్లా తిరుమలగిరి మున్సిపాలిటీ పరిధి 8వ వార్డుకు చెందిన ఓ వ్యక్తి కుటుంబ కలహాల నేపథ్యంలో గడ్డి మందు తాగి మృతి చెందిన ఘటన స్థానికంగా కలకలం రేపింది. మృతుడు సేవించిన గడ్డి మందు స్థానికంగానే కొనుగోలు చేసినట్లు కుటుంబ సభ్యులు ఆరోపిస్తున్నారు.

అనారోగ్యం బారిన అన్నదాతలు

మరోవైపు రైతులు మాస్కులు, గ్లౌజులు వినియోగించకుండా ఈ మందు పిచికారీ చేయడం వల్ల ఊపిరితిత్తులు, కాలేయం, చర్మ వ్యాధుల బారిన పడుతున్నారు. ఒకప్పుడు పంట పొలాల్లో మిత్రపురుగులు, వానపాములు సమృద్ధిగా ఉండేవి. కానీ పరిమితికి మించి ఈ గడ్డి మందులు చల్లడం వల్ల నేలలో ఉండే జీవపదార్థం దెబ్బతిని, కొన్నాళ్లకు భూమి నిస్సారంగా మారిపోతోందని వ్యవసాయ శాస్త్రవేత్తలు ఆందోళన వ్యక్తం చేస్తున్నారు. నిషేధిత పారాక్వాట్ గడ్డిమందు విక్రయాలు యథేచ్ఛగా కొనసాగడం వెనక వ్యవసాయ, పోలీసు, సంబంధిత శాఖల నిర్లక్ష్యమే కారణమేనన్న విమర్శలు వినిపిస్తున్నాయి. ఆయా శాఖలు సమన్వయంతో క్షేత్రస్థాయిలో తనిఖీలు నిర్వహించడం లేదన్నే ఆరోపణలు ఉన్నాయి. వ్యవసాయానికి అవసరమైన కొన్ని ఎరువులు, పురుగుమందులు రైతులకు సకాలంలో అందుబాటులో లేకపోతున్నాయని, అదే సమయంలో నిషేధిత గడ్డి మందులు మాత్రం సులభంగా లభించడంతో వ్యవసాయశాఖ పనితీరుపై పలు సందేహాలను వ్యక్తమవుతున్నాయి. ఇప్పటికైనా నిషేధిత గడ్డి మందుల అక్రమ విక్రయాలను అరికట్టేందుకు ప్రత్యేక తనిఖీలు చేపట్టాలని, నిబంధనలు ఉల్లంఘిస్తున్న వ్యాపారులపై కఠిన చర్యలు తీసుకోవాలని రైతు సంఘాల నేతలు, పర్యావరణ, వ్యవసాయ నిపుణులు ప్రభుత్వాన్ని కోరుతున్నారు.

నిలకడగా బాలకృష్ణ ఆరోగ్యం

హెల్త్ బులెటిన్ విడుదల చేసిన ఏఐజీ ఆసుపత్రి



హైదరాబాద్, ఆంధ్రప్రభ: ప్రముఖ సినీ నటుడు నందమూరి బాలకృష్ణ ఆరోగ్యం నిలకడగా ఉందని ఏఐజీ ఆస్పత్రి యాజమాన్యం ప్రకటించింది. ఈ నెల 21న కాకినాడలో జరిగిన ఓ సినిమా షూటింగ్ సమయంలో బాలకృష్ణకు గాయాలు కాగా, రాజమండ్రిలో ఆయన కు ప్రాథమిక చికిత్స అందించారు. అక్కడి నుంచి ఎయిర్ లిఫ్ట్ చేసి, ఆయనను హైదరాబాద్ ఏఐజీ ఆస్పత్రికి తరలించినట్టు ఆస్పత్రి విడుదల చేసిన హెల్త్ బులెటిన్‌లో పేర్కొంది. బాలయ్యకు ప్రాథమిక వైద్య పరీక్షల అనంతరం ఎడమకాలు మోకీలు వద్ద రక్తం గడ్డకట్టి కండరాలు వాపు వచ్చి నట్టు గుర్తించామని ఆస్పత్రి యాజమాన్యం ప్రకటించింది. ఆర్థోపెడిక్ వైద్యుల బృందం ఆధ్వర్యంలో మరిన్ని వైద్య పరీక్షలు కొనసాగుతున్నాయని ఆయన మెడికల్ హిస్టరీని దృష్టిలో ఉంచుకుని వివిధ విభాగాల వైద్యులు సైతం ఎప్పటి కప్పుడు పరిస్థితిని పర్యవేక్షిస్తున్నారని స్పష్టం చేసింది. అయితే బాలయ్య ఆరోగ్యం ప్రస్తుతం నిలకడగా ఉందని వైద్య పరీక్షలు పూర్తైన తర్వాతే మరిన్ని వివరాలు తెలిసే అవకాశం ఉందని వైద్యులు పేర్కొన్నారు.

బ్యాటరీ పేలుడు.. బాలుడు మృతి

పరిశోధనలపై ఆసక్తి ప్రాణం తీసింది



సిర్పూర్ (టీ)/ చింతలమానేపల్లి, (కొమురం భీం ఆసిఫాబాద్) ఆంధ్రప్రభ : కొత్త విషయాలు నేర్చుకోవాలనే ఆసక్తి.. ఇంట్లోనే చిన్న చిన్న పరికరాలు తయారు చేయాలనే ప్రయత్నం.. చివరకు అదే ఓ కుటుంబానికి తీరని విషాదాన్ని మిగిల్చింది. కుమురం భీం ఆసిఫాబాద్ జిల్లా చింతలమానేపల్లి మండలం గూడెం గ్రామానికి చెందిన నికాడి గణేష్-శారద దంపతుల కుమారుడు లోకేష్ (14) బుధవారం జరిగిన ప్రమాదంలో ప్రాణాలు కోల్పోయాడు. గ్రామస్తుల కథనం ప్రకారం, లోకేష్ బుధవారం ఉదయం ఇంట్లో ఉన్న బ్యాటరీలు, ఇతర వస్తువులతో ఏదో పరికరాన్ని తయారు చేసే ప్రయత్నంలో ఉన్నాడు. ఈ క్రమంలో ఒక్కసారిగా బ్యాటరీ భారీ శబ్దంతో పేలింది. పేలుడు ధాటికి అతని ముఖం, చేతులకు తీవ్ర గాయాలయ్యాయి. కుటుంబ సభ్యులు, గ్రామస్తులు వెంటనే ఆసుపత్రికి తరలిస్తుండగా మార్గమధ్యలోనే మృతి చెందాడు.

రెండు నదుల మధ్య సాగు వ్యధ

● కృష్ణా, తుంగభద్రల్లో నీళ్లున్నా కాలువల్లో కన్నీళ్లే!
● అరకొర వర్షాలతో జోగులాంబ రైతుల అవస్థలు ● ఎల్‌నినో ఎఫెక్ట్ .. నదుల మధ్య అతలాకుతలం
● విత్తనాలు వేసి ఆకాశం వైపు అన్నదాత చూపులు



మానవపాడు, ఆంధ్రప్రభ: రెండు జీవనదుల మధ్య ఉన్న జోగళాంబ గద్వాల జిల్లా సాగు నీటి కోసం అల్లాడుతోంది. ఒకవైపు కృష్ణమ్మ, మరోవైపు తుంగభద్ర... మధ్యలో జూరాల ప్రాజెక్టు. కానీ ఎల్‌నినో ప్రభావంతో ఈ ఏడాది ఖరీఫ్ ఆరంభంలోనే జిల్లా రైతాంగం కన్నీటి సాగు చేస్తోంది. జిల్లాలో ఇంకా విస్తారమైన వర్షాలు కురవలేదు. విత్తనం వేయాలా వద్దా అనే అయోమయంలో అన్నదాతలున్నారు. ఈసారి జిల్లాలో 42 శాతం లోటుతో ఋతు పవనాలు మొదలయ్యాయి. సాధారణంగా జూన్‌లోనే జూరాల ప్రాజెక్టుకు కర్ణాటక నుంచి వరద రావాలి. కానీ ఈ ఏడాది జులై నాలుగో వారం వచ్చినా, జూరాల ఇన్‌ఫ్లో 2 వేల క్యూసెక్కులుగానే ఉంది. గత ఏడాది ఇదే సమయానికి 45 వేల క్యూసెక్కుల ప్రవాహం ఉండేది. లోటు వర్షపాతం, జూరాలకు నీరు ప్రవహించని కారణంగా జిల్లాలోని 1.80 లక్షల ఎకరాల ఆయకట్టు ప్రశ్నార్థకంగా మారింది.

విత్తనాలు వేసి ఎదురుచూపులు

క్షేత్రస్థాయిలో పరిస్థితి మరీ దారుణంగా ఉంది. విత్తనాలు విత్తుకుని రైతులు చినుకు కోసం కళ్లు కాయలు కాసేలా ఎదురు చూస్తున్నారు. అలంపూర్, ఇటిక్యాల, ఉండవెల్లి, మానవపాడు మండలాల్లో రైతులు అప్పు చేసి పత్తి, ఉల్లి, మిరప, కంది విత్తారు. వర్షం లేక విత్తనం మొలకెత్తడం లేదు. మళ్లీ విత్తాలంటే పెట్టుబడికి డబ్బులు లేవు. ఇప్పటికే అనేక మంది రైతులు అప్పులు చేసి పెట్టుబడులు పెట్టారు. ప్రస్తుతం జూరాల ప్రాజెక్టులో నీటి నిల్వ కేవలం 3.2 టీఎంసీలు మాత్రమే ఉంది. దీని పూర్తి సామర్థ్యం 9.6 టీఎంసీలు. కర్ణాటకలోని ఆల్మట్టి, నారాయణపూర్ ప్రాజెక్టుల్లో కూడా నీరు లేకపోవడంతో గద్వాలకు వరద వచ్చే ఆశ లేదు. దీంతో రైతు చింత తీరే పరిస్థితి కనిపించడం లేదు.జిల్లాలో పలు ఎత్తిపోతల పథకాలు ఉన్నాయి. అయితే నెట్టెంపాడు, భీమా, కోయిల్ సాగర్ లిఫ్టులకు నదిలో నీరు లేక మోటార్లు ఆన్ చేయడం లేదని అధికారులు చెబుతున్నారు. ఆర్డీఎస్ కాలువ కింద 86 వేల ఎకరాలకు నీరు అందాల్సి ఉండగా, ప్రస్తుతం 10 వేల ఎకరాలకు కూడా అందడం లేదు.ఎల్‌నినో కారణంగా కర్ణాటక నుంచి నీటి కదలిక ఆలస్య మైందని, ఉన్న నీటిని తాగునీటికే ప్రాధాన్యం గాఇస్తున్నట్టు అధికారులు చెబుతు న్నారు. వర్షాలు కురిస్తేనే సాగునీటికి విడుదల చేయగల మని ఇరిగేషన్ శాఖ అధికారులు పేర్కొంటున్నారు.

ఎల్‌నినో కష్టం: రైతుల డిమాండ్లు

ఎల్‌నినోకష్టంతో తీవ్రంగా నష్టపోతున్నామని, పంట నష్టపోయిన ప్రతి కౌలు రైతును గుర్తించి ఎకరాకు రూ. 40 వేల నష్టపరిహారం ఇవ్వాలని రైతులు డిమాండ్ చేసున్నారు. జూరాల ఆయకట్టు చివరి వరకు నీరు అందేలా కాలువల్లో పూడికతీత చేపట్టాలని, ఉచితంగా ప్రత్యామ్నాయ విత్తనాలు అందించి, పంట బీమాను వెంటనే అమలు చేయాలని కోరుతున్నారు.

రేపు విద్యాసంస్థల బంద్

నీట్ లీకేజీకి నిరసనగా విద్యార్థి సంఘాల పిలుపు

హైదరాబాద్, ఆంధ్రప్రభ: నీట్ పేపర్ లీకేజీకి నిరసనగా, ఢిల్లీలో ఆందోళన చేస్తున్న విద్యార్థులపై జరిగిన పోలీసు లాఠీఛార్జ్‌ను ఖండిస్తూ శుక్రవారం తెలంగాణవ్యాప్తంగా విద్యాసంస్థల బంద్‌కు పలు విద్యార్థి సంఘాలు పిలుపునిచ్చాయి. ఎన్ఎస్‌యూఐతో పాటు ఏఐఎస్ఎఫ్, ఎస్ఎఫ్ఐ, పీడీఎస్‌యూ, ఏఐఎఫ్‌డీఎస్ వంటి అన్ని వామపక్ష విద్యార్థి సంఘాలు ఈ బంద్‌లో పాల్గొంటున్నాయి. నీట్ పేపర్ లీకేజీకి బాధ్యత వహిస్తూ కేంద్ర మంత్రి ధర్మేంద్ర ప్రధాన్ తక్షణమే రాజీనామా చేయాలని విద్యార్థి నేతలు డిమాండ్ చేశారు. ఢిల్లీలో శాంతి యుతంగా నిరసన తెలుపుతున్న యువతపై పోలీసులు అమానుషమన్నారు. బంద్‌ను విజయవంతానికి సహకరించాలని ఎన్ఎస్‌యూఐ రాష్ట్ర అధ్యక్షుడు వెంకటస్వామి కోరారు.

ఇంటర్ విద్యార్థులకు హెటిరోలో కొలువులు



హైదరాబాద్, ఆంధ్రప్రభ: ప్రభుత్వ కళాశాలల్లో చదువుతున్న విద్యార్థులకు చదువుతోపాటు ఉపాధి కల్పించడమే లక్ష్యంగా ఇంటర్మీడియట్ విద్యాశాఖ కీలక అడుగు వేసింది. ఇంటర్ బోర్డు సెక్రటరీ అభిలాష అభినవ్ సమక్షంలో హెటిరో ఫార్మా సంస్థతో బుధ వారం ఒప్పందం కుదిరింది. ఈ భాగస్వామ్యం ద్వారా లైఫ్‌సైన్సెస్, వృత్తి విద్యా కోర్సులు చదువుతున్న విద్యార్థులకు పరిశ్రమల అవసరాలకు అనుగుణంగా శిక్షణ ఇవ్వనున్నారు. ఇంటర్ అర్హత కలిగిన యువతకు హెటెరో సంస్థలో 300కు పైగా ఉద్యోగ అవకాశాలు కల్పించనున్నారు. విద్యార్థులకు నైపుణ్యాభివృద్ధి శిక్షణతోపాటు ఇంటర్న్‌షిప్‌లు, క్యాంపస్ నియామకాలు చేపట్టనున్నారు. సీఎస్ఆర్ నిధుల కింద ప్రభుత్వ కళాశాలల్లో ప్రయోగశాలలను మెరుగుపరచ నున్నారు. ఈ సందర్భంగా బోర్డు సెక్రటరీ అభిలాష అభినవ్ మాట్లాడుతూ, విద్యార్థులకు స్థిరమైన ఉపాధి మార్గాలను చూపేందుకే ఈ భాగస్వామ్యం కుదుర్చుకున్నట్లు తెలిపారు. రాష్ట్ర యువత ఉపాధి సామర్థ్యాన్ని పెంచే ప్రభుత్వ లక్ష్యానికి తమ వంతు తోడ్పాటు అందిస్తామని హెటెరో ప్రతినిధులు పేర్కొన్నారు.

ఇండిగో ఉద్యోగినిపై లైంగిక దాడికి యత్నం

● శంషాబాద్ ఎయిర్‌పోర్టు సమీపంలో క్యాబ్ డ్రైవర్ ఘాతుకం ● ధైర్యంగా ప్రతిఘటించిన బాధితురాలు
● నిందితుడిని అరెస్టు చేసి రిమాండ్‌కు తరలించిన పోలీసులు



శంషాబాద్(హైదరాబాద్), ఆంధ్రప్రభ: శంషాబాద్ ఎయిర్ పోర్టు సమీపంలో ఓ ఇండిగో ఎయిర్‌లైన్స్ మహిళా ఉద్యోగినిపై క్యాబ్ డ్రైవర్ లైంగిక దాడికి యత్నించిన ఘటన కలకలం రేపింది. శంషాబాద్ ఆర్జీఐఏ ఏసీపీ శ్రీకాంత్ గౌడ్ తెలిపిన వివరాల ప్రకారం విధులు ముగించు కుని ఇంటికి వెళ్తున్న ఇండిగో ఉద్యోగినిని తీసుకెళ్తున్న క్యాబ్ డ్రైవర్ ఎర్ర పోగు ప్రశాంత్ మార్గమధ్యంలో వాహ నాన్ని నిర్మానుష్య ప్రాం తంలో ఉన్న అండర్ కన్‌స్ట్రక్షన్‌లో సంతా మరీ యా స్కూల్‌కి దగ్గర్లోకి క్యాబ్ మళ్లించి టాయిలెట్‌కి వెళ్లి వెనక సీటు వైపు వచ్చి మహిళపై బలవంతంగా లైంగిక దాడికి యత్నించాడు. బాధితురాలు ధైర్యంగా ప్రతిఘటిం చడంతో నిందితుడు అక్కడి నుంచి పరారయ్యాడు. అనంతరం బాధితురాలు శంషాబాద్ ఎయిర్ పోర్టు ఔట్ పోస్ట్ పోలీసులను ఆశ్రయించి ఫిర్యాదు చేయగా, పోలీసులు కేసు నమోదు చేసి దర్యాప్తు చేపట్టారు. నిందితుడిని గుర్తించేందుకు సీసీ టీవీ ఫుటేజ్, క్యాబ్ ట్రాకింగ్ వివరాలను పోలీసులు పరిశీలిస్తున్నారు. పరారీలో ఉన్న డ్రైవర్ శంషాబాద్ సిద్దాంతికి చెందిన ఎర్రపోగు ప్రశాంత్(23) కోసం ప్రత్యేక బృందాల తో గాలింపు చేపట్టి నిందితుడిని పట్టుకుని విచారణ చేపట్టిన పోలీసులు మెడికల్ ఎగ్జామినేషన్ చేపించి, రిమాండ్‌కు పోలీసులు తరలించారు. రాత్రి విధులు నిర్వహించే మహిళా ఉద్యోగుల రవాణా భద్రతపై అదనపు చర్యలు తీసుకోవా ల్సిన అవసరం ఉందనే అభిప్రాయం సర్వత్రా వ్యక్తమవుతోంది.

quick scroll @BS

Meta taps new chief security officer from Qualtrics, PayPal

Meta Platforms Inc. tapped a veteran cybersecurity executive to serve as its next chief information security officer, filling a key opening after its former CISO announced plans to depart last month. Assaf Keren will join Meta this week from software platform Qualtrics, where he spent the past two years in the top security post. Before that he held the same role at PayPal Holdings Inc. Keren will succeed Meta's Guy Rosen, who will remain CISO through a transition period for several months before leaving the company later this year, a spokesperson said. Rosen joined Meta in 2013 when it was called Facebook. BLOOMBERG

Cyber fraud: Google says only one app was on Play Store

Google on Wednesday said it has initiated an investigation after being alerted about alleged cyber fraud cases involving investment apps and found that only one of them was on the Play Store and complies with its financial services policy. This assumes significance as Hyderabad Cyber Crime Police has named the "Head of Google in India" in three cyber fraud cases alleging that fraudsters cheated them in the name of high returns. PTI


AMD
RYZEN

AMD to pour up to $5 bn in Anthropic

Advanced Micro Devices will sell Anthropic tens of billions of dollars' worth of AI servers and invest as much as $5 billion in the Claude maker, in a deal that would strengthen its foothold in a market dominated by rival Nvidia. REUTERS

Ayr Energy files counter against Zetwerk in US court

PEERZADA ABRAR
Bengaluru, 22 July



Case file

- Ayr Energy alleges Zetwerk orchestrated a scheme to steal proprietary information and falsely market the resulting products
- Lawsuit names Zetwerk Manufacturing USA, Unimacts Global and KRYFS Power Components
- Soon after the allegationm, Zetwerk began marketing custom transformer capabilities
- Ayr Energy seeks at least $1 billion in damages

Months after Zetwerk accused Ayr Energy and its founder of using stolen confidential information to build a rival business, the US-based transformer startup has filed counter-claims of its own.

Ayr Energy Inc, a US-based maker of custom power transformers, has sued India's Zetwerk Manufacturing Businesses and its affiliates, alleging they orchestrated a scheme to steal proprietary information and falsely market the resulting products. The lawsuit also names Zetwerk Manufacturing USA Inc, Unimacts Global LLC, and Kryfs Power Components as defendants.

Ayr, the California-based company, is seeking to block imports of the transformers into the US through a complaint before the United States International Trade Commission (USITC). In a separate filing before the Texas Business Court, it is seeking at least $1 billion in damages, along with punitive damages, disgorgement of profits, corrective advertising, and injunctive relief.

According to filings made before the USITC and the Texas Business Court, Zetwerk dispatched an operative who obtained a position at Ayr under false pretences and accessed Ayr's confidential information without authorisation. The operative allegedly left after only six weeks of employment and later resurfaced at Zetwerk as head of a new transformer delivery business. Soon after, the filings allege, Zetwerk began marketing custom transformer capabilities it had never previously possessed and launched online advertising that traded on the Ayr Energy name itself.

The filings allege trade secret misappropriation, false and misleading advertising, wilful trademark infringement, knowing participation in a breach of fiduciary duty, fraud, civil conspiracy, civil theft, conversion, and unfair competition. "The USITC complaint asks the commission to institute an investigation and issue a limited exclusion order barring the accused transformers from entry into the US, together with cease-and-desist orders halting their marketing, sale, and distribution," Ayr Energy said.

Zetwerk said the complaint came after Ayr's own claim against the manufacturing platform failed to gain traction. "It was withdrawn after it found no traction in a California court," Zetwerk said. The company added that it had filed the first case in Texas in October 2025, seeking $100 million in damages. "Ayr's attempt to get that case dismissed was rejected by the court," Zetwerk said.

HCLTech likely to build its first India data centre in Odisha

HEMANT KUMAR ROUT
Bhubaneswar, 22 July



Plan sheet

Near completion
- RBI data centre and enterprise computing facility (A ₹169 cr high-security facility built at Info Valley)

Proposed facilities
- Hyperscale data centre by Adani Group (A ₹800 crore project proposed to drive cloud computing and AI workloads)
- State Data Centre 2.0 (A state-backed backup and cybersecurity centre approved for ₹266.48 crore)
- AI-optimised data centre and GDC by HCLTech(A ₹730 crore project to come up at Info Valley)

Leading IT services company HCLTech has proposed to establish an artificial intelligence (AI)-optimised data centre along with a global development centre (GDC) in Bhubaneswar with an investment of around ₹730 crore.

The proposed facility assumes significance as it could become HCLTech's first owned data centre in India. While the company has long offered data centre-related services, including infrastructure management, Cloud transformation and managed services for global clients, it did not have its own data centre business.

"HCLTech will sign a memorandum of understanding (MoU) with the Odisha government for the proposed data centre and a delivery centre in Bhubaneswar on Friday. It would be done in the presence of Chief Minister Mohan Charan Majhi and Chairperson of HCLTech Roshni Nadar Malhotra," a senior official told *Business Standard* on Wednesday.

The project, approved by the Odisha government, is expected to strengthen the state's digital infrastructure, create 6,000 high-skilled jobs and accelerate development of an AI-driven technology ecosystem.

CENTUM ELECTRONICS LIMITED

Corporate Identity Number (CIN): L85110KA1993PLC013869
Regd. Office: No. 44, KHB Industrial Area, Yelahanka New Town, Bengaluru 560 064 Phone: +91-80-41436000 Fax: +91-80-41436005
Email: investors@centumelectronics.com
Web : www.centumelectronics.com

NOTICE OF THE 33RD ANNUAL GENERAL MEETING OF CENTUM ELECTRONICS LIMITED

Notice is hereby given that the **33rd (Thirty-Third) Annual General Meeting (AGM)** of the shareholders of **Centum Electronics Limited ("Company") is scheduled to be held on Thursday, August 13, 2026 at 10:30 a.m. IST through Video Conferencing ("VC") or Other Audio Visual Means ("OAVM")** to transact the business, as set out in the Notice of the AGM, which has been e-mailed to the shareholders [whose e-mail addresses are registered with the Company / Depository Participant (s) as on July 17, 2026]. The Company has issued letters to all the Shareholders whose e-mail addresses are not registered with the Company or Depository Participants containing the weblink, from where the Shareholders can access the Annual Report.

The Notice of the 33rd AGM and the Annual Report 2025-26 are also available on the website of the Company at https://www.centumelectronics.com/annual-report/, on the website of the RTA at https://evoting.kfintech.com and on the website of the Stock Exchanges viz., www.bseindia.com and www.nseindia.com.

The Ministry of Corporate Affairs ("MCA") has vide its Circulars, including the latest General Circular No. 03/2025 dated September 22, 2025 (collectively referred to as "MCA Circulars"), permitted the holding of the AGM through VC or OAVM, without the physical presence of the Shareholders at a common venue. In compliance with the provisions of the Companies Act, 2013 ("the Act") and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with the Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, issued by the SEBI (collectively referred to as "SEBI Circulars").

In compliance with the provisions of the Act, the Rules framed thereunder, MCA Circulars and SEBI Circulars, electronic copies of the Notice of the AGM and the Annual Report for the Financial Year 2025-26 has been sent to all the Shareholders through e-mail only.

In accordance with the provisions of Section 91 of the Companies Act, 2013 and the Companies (Management and Administration) Rules, 2014 read with Regulation 42 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has fixed Friday, July 31, 2026 as the Record Date for determining the Members eligible for Final Dividend on Equity Shares, if declared at the ensuing AGM of the Company for the financial year 2025-26. The Dividend, if declared at the AGM will be paid within 30 days from the date of AGM.

In compliance with Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended from time to time, Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standards on General Meetings issued by the Institute of Company Secretaries of India, the Company is providing the facility to its Members to exercise their right to vote on the businesses as set forth in the Notice of the 33rd AGM by electronic means through both remote e-voting and Insta Poll system at the AGM.

All Members are informed that:

1. Members may attend the 33rd AGM through VC / OAVM at https://emeetings.kfintech.com by using their remote e-voting credentials.
2. The instructions for participating through VC / OAVM and process of Insta Poll are provided as part of the Notice of the 33rd AGM.
3. Members whose names appear in the register of members or in the register of beneficial owners maintained by the depositories as on cut-off date being Thursday, August 6, 2026, shall only be entitled to avail the remote e-voting facility or vote at the 33rd AGM. Those who are not members on the cut-off date should accordingly treat the AGM Notice as for information purposes only.
4. Remote e-voting period will commence on Monday, August 10, 2026 at 9:00 a.m. IST and will end on Wednesday, August 12, 2026 at 5:00 p.m. IST. Remote e-voting shall be disabled for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.
5. In case a person has become the Member of the Company after the dispatch of AGM Notice but on or before the cut-off date for remote e-voting or has registered the email address after dispatch of the Notice, such Member may obtain the User ID and Password in the manner as provided in the procedure and instructions for e-voting.
6. Members who have cast their vote by remote e-voting prior to the AGM may attend the AGM through VC/ OAVM but shall not be entitled to cast their vote again. Members who have not cast their vote through remote e-voting and are present in the AGM through VC/ OAVM, shall be eligible to vote through Insta Poll system available during the AGM.
7. The Company has appointed Mr. S.P. Nagarajan, Practicing Company Secretary as the Scrutinizer for conducting the remote e-voting and Insta Poll process during AGM in a fair and transparent manner.
8. Members who have not registered their e-mail addresses are requested to register the same in respect of the shares held in electronic form with the Depositories through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company's RTA, KFin Technologies Limited, Selenium Tower B, Plot Nos. 31 & 32, Financial District Nanakramguda, Serilingampally Mandal, Hyderabad – 500 032.
9. Members who may require any technical assistance or support before or during the AGM are requested to contact KFin Technologies Limited at toll free number 1800-309-4001 or write to them at evoting@kfintech.com. Members may also contact Mr. N Shiva Kumar at the RTA's address mentioned earlier or at shivakumar.n@kfintech.com or 1800-309-4001 for any further clarifications.

For **Centum Electronics Limited**
Sd/-
Indu H S
Company Secretary & Compliance Officer
Membership No: F12285

Place : Bengaluru
Date : July 22, 2026

DR. REDDY'S LABORATORIES LIMITED

CIN: L85195TG1984PLC004507
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

STATEMENT OF UNAUDITED STANDALONE AND CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2026

Based on the recommendations of the Audit Committee, the Board of Directors of Dr. Reddy's Laboratories Limited ("the Company") at their meeting held on July 22, 2026 have approved the unaudited standalone and consolidated financial results for the quarter ended June 30, 2026.

The aforementioned financial results along with press release thereon are available on Company's website at https://www.drreddys.com/investor#investor-services#other-stock-exchange-intimations and can be accessed by scanning the Quick Response Code given below:

For and behalf of Board of Directors of
Dr. Reddy's Laboratories Limited

Sd/-
G V Prasad
Co-Chairman and Managing Director
DIN:00057433

Place : Hyderabad
Date : July 22, 2026

IOT UTKAL ENERGY SERVICES LIMITED

[Regulation 52 (8), read with Regulation 52 (4), of the SEBI (LODR) Regulations, 2015]
IOT Utkal Energy Services Limited
Regd Office: Plot no.188/183, Zero Point, Udayabata, Paradeep, Jagatsinghpur Odisha, India, 754141
CIN:U45208OR2009PLC011389 Phone: +91 22 6930 9500
Email: girjesh.shrivastava@iavl.com Website: www.iuesl.com

STATEMENT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30.06.2026

(Rs in Crores)

Sl No.	Particulars	3 Months Ended 30.06.2026	Preceding 3 Months Ended 31.03.2026	Corresponding 3 Months ended Previous Year 30.06.2025	Previous Year Ended 31.03.2026
		Unaudited	Unaudited	Unaudited	Audited
1	Total Income from Operation	140.83	139.92	132.78	543.53
2	Total Expenses	91.00	91.30	84.78	348.17
3	Profit from operations before other income, exchange gain / (loss) on swap contracts, finance costs and exceptional items	49.83	48.62	48.00	195.36
4	Profit from ordinary activities before finance costs and exceptional items	60.87	60.11	58.68	239.37
5	Profit from ordinary activities after finance costs but before exceptional items	45.55	42.80	35.61	158.35
6	Profit from ordinary activities before tax	45.55	42.80	35.61	158.35
7	Profit from ordinary activities after tax	34.09	32.05	26.65	118.51
8	Net Profit for the period	34.09	32.05	26.65	118.51
9	Total Comprehensive Income	34.09	32.05	26.65	118.51
10	Paid up Equity Share Capital (Face value per share Rs 10)	526.28	526.28	526.28	526.28
11	Paid up Debt Capital	574.69	645.65	850.12	645.65
12	Reserves excluding Revaluation Reserve	169.23	135.14	43.27	135.14
13	Net Worth	695.51	661.42	569.55	661.42
14	Outstanding redeemable preference shares (quantity and value);	-	-	-	-
15	Capital redemption reserve/debenture redemption reserve;	-	-	-	-
16	Earnings per share (Basic and Diluted) (Rs)(of Rs 10 each - Not annualised)	0.65	0.61	0.51	2.25
17	Debt Equity Ratio	0.83	0.98	1.49	0.98
18	Debt Service Coverage Ratio (DSCR)	1.06	1.05	1.30	1.35
19	Interest Service Coverage Ratio (ISCR)	7.86	6.87	5.13	5.90

Notes

a) The above is an extract of the detailed format of the unaudited financial results of the Company for the Quarter ended on 30th June 2026 filed with BSE Limited (Stock Exchange) under Regulation 52 of the SEBI (Listing Obligations and Disclosure Requirements),2015. The full format of the audited financial results is available on the website of the Stock Exchange i.e BSE Limited and the website of the company at URL: https://iuesl.com/investor-relations/2025.

b) The above unaudited financial results were reviewed by the Audit Committee and then approved by the Board of Directors at their meeting held on 21st July 2026.

c) For the items referred in Regulation 52(4) of the SEBI (Listing Obligations and Disclosure Requirements),2015, the pertinent disclosures have been made available on the website of the Stock Exchange i.e BSE Limited and the website of the company at URL: https://iuesl.com/investor-relations/2025.

d) The figures for the corresponding previous period have been regrouped / restated wherever necessary, to make them comparable.

For IOT Utkal Energy Services Limited
SD/-
Rejith Bhaskar
Director
DIN: 10283897

Place: Panipat
Date: 21st July 2026

IT ministry to meet experts on children's digital safety today

AASHISH ARYAN
New Delhi, 22 July



The Ministry of Electronics and Information Technology has invited technology policy advocacy groups, non-governmental organisations, child safety and other experts to discuss online children and youth safety, prevention of child sexual exploitation and abuse material, and overall digital well-being of users below the age of 18 years on Thursday, sources said.

The IT Ministry also wants to understand from all stakeholders the impact of social media bans across the globe, and whether they have achieved the intended results, the sources added.

"We have to study the experiences of other countries in this regard. It is not necessary that a regulation model that has worked in Australia or the UK works here as well. The point to discuss is if there are other measures that will work for us," a senior government official said.

The meeting comes shortly after the ministry took cognisance of the presence of CSEAM content on social media and messaging platforms, and issued strict instructions to all intermediaries to immediately take down all such content.

PRECOT LIMITED

CIN: L17111TZ1962PLC001183
Regd. Office: SF No.559/4, D Block, 4th Floor, Hanudev Info Park, Nava India Road, Udaiyampalayam, Coimbatore –641028, Tamil Nadu, India | Phone: 0422–4321100
Email: secretary@precot.com, Website: www.precot.com

NOTICE OF 64TH ANNUAL GENERAL MEETING

Notice is hereby given that the 64th Annual General Meeting of the members of Precot Limited is scheduled to be held on Thursday August 20th 2026 at 04:00 P.M IST through video conferencing ("VC)/other audio–visual means ("OAVM") to transact the businesses as set forth in the AGM Notice ("Notice") which would be circulated in due course of time. This is in compliance with applicable provisions of the Companies Act 2013 and rules made thereunder and SEBI (LODR) 2015 read with general circulars dated April 8, 2020, April 13, 2020, May 5, 2020 and subsequent circulars issued in this regard, the latest being dated September 22 2025 issued by ministry of corporate affairs (collectively referred to as MCA circulars)

In compliance with the above MCA circulars, the notice of the AGM along with annual report for the financial year 2025–26 shall be sent electronically to those members whose email address are registered with the company/ Registrar & share transfer agent (Registrar or RTA) Depository participants (DPs). Further a letter providing the web–link, including the exact path, for accessing the annual report will be sent to those member(s) who have not registered their email addresses. Pursuant to aforesaid mentioned circulars, the requirement of sending physical copies of the annual report has been dispensed with. However the company shall send physical copies of the annual report to those members who request for the same at secretary@precot.com mentioning their Folio no./DP ID and Client ID and PAN

Members (holding shares in electronic or physical form) whose email addresses are not registered can get their email addresses registered for the purpose of receiving the notice of 64th AGM and Annual report 2025–26 electronically.

The copy of the Annual Report of the Company for the Financial Year, 2025–26 along with the Notice of the AGM. Financial Statements and other Statutory Reports will be available on the website of the Company at www.precot.com and on the website Additionally Notice of the AGM will also be available on the website of the stock exchange were the equity shares of the company is listed i.e. at www.nseindia.com and https://instavote.linkintime.co.in

Members can attend and participate in the AGM through the VC/OAVM facility only, the details of which will be provided by the Company In the notice of the meeting. Members attending the Meeting through VC/OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act. 2013.

The Company is pleased to provide remote e–voting facility through insta meet as well as during the AGM to all its members to cast their votes on all resolutions set out in the notice of the AGM. Detailed procedure for such remote e–voting will be provided in the notice.

Members who have not updated their bank account details for receiving the dividends directly in their bank accounts through electronic clearing service or any other means may follow the below instructions:

Physical Holding	Send the following documents in original to the Registrar and the Company MUFG Intime India Private Limited latest by Friday, 31st July, 2026 a. Forml ISR–1 along with the supporting documents. The said form is available on the website of the Company at https://precot.com/investors/ and on the website of the RTA at https://web.in.mpms.mufg.com/KYC–downloads.html b. original cancelled cheque bearing the name of the Member or firstholder, in case shares are held jointly. In case name of the holder Is not available on the cheque, kindly submit the following documents:– i) Cancelled cheque in original Ii) bank attested legible Copy of the first page of the Bank Passbook/ Bank Statement bearing the names of the account holders, address, same bank account number and type as on the Cheque Leaf and the full address of the Bank Branch c. self–attested photocopy of the PAN Card of all the holder; and d. self – attested photocopy of any document (such as AADHAAR Card, Driving Licences, Election Identity Card, Passport) in support of the address of the first holder as registered with he Company.
Demat Holding	Members holding shares in Demat form are requested to update their Electronic Bank Mandate with their respective Depository Participant (DPs) with whom they maintain demat account by

Pursuant to the relevant SEBI circulars, with effect from April 1, 2024, dividend shall be paid through electronic mode to members holding shares in physical form only if the folio is KYC compliant. As per SEBI directives, with effect from November 19, 2025, payment of all dividends shall be processed in electronic mode only. Payment through dividend warrants or cheques has been discontinued.

Dividend and Record date

Members may note that the Board of Directors at its meeting held on May 16, 2026, had recommended a dividend of 4.00 per equity share of Rs.10 each (i.e., 40%) The final dividend, if declared at the AGM, will be paid subject to deduction of tax at source (TDS), on or after 23rd August, 2026. The Company has fixed 13th August 2026 as the record date for determining entitlement of members to the final dividend for the financial year ended March 31,2026.

Tax on dividend:

Dividend income is taxable in the hands of the members, and the Company is required to deduct tax at source('TDS') on dividend paid to the members at rates prescribed in Income Tax Act,2025 (the 'IT Act'). In general, to enable compliance with TDS requirements, Members are requested to complete and/or update their residential status, PAN and Category as per the IT Act with their DP's if they hold shares in electronic form or in case shares are held in physical form, with the Company/Registrar by submitting Investor Service Request Form – ISR1 duly signed by the first named member along with self–attested copies of the documents stated therein on or before Friday,31st July, 2026. Members who would like to avail tax exemption on the dividend being paid by the Company are requested to, on or before Friday,31st July, 2026.

- Form–121 and any other related documents as applicable shall be sent to secretary@precot.com
- Non–Residents and Institutional Shareholders are requested to send the exemption documents at secretary@precot.com

Place : Coimbatore
Date : 23.07.2026

For Precot Limited
Sd/–
Achuth Menon M
Company Secretary and Compliance Officer